

December 28, 2010

via U.S. mail and facsimile to (859) 572-8443

Mr. Brian J. Robinson, Executive Vice President, Chief Financial Officer and Treasurer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076

> **RE:** **General Cable Corporation**
> **Form 10-K for the Year Ended December 31, 2009 filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Form 8-K filed May 14, 2010**
> **File No. 1-12983**

Dear Robinson:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Item 1. Business, page 3
Disclosure Regarding Forward-Looking Statements, page 10

1. Please remove the statement that you "specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events." You may not decline an obligation to update information if required by the federal securities laws.

Item 1A. Risk Factors, page 12

2. We note your statement, "Such [risk] factors include, but are not limited to, the risks and uncertainties discussed below." In future filings, please remove this limitation on the scope of your risk factors, or revise to clarify that you have discussed all known material risks.

Management's Discussion and Analysis, page 29

Liquidity and Capital Resources, page 43

3. We note your disclosures throughout the Form 10-K, particularly on pages 43 and 50, as well as in the subsequent Forms 10-Q for 2010, regarding the devaluation of the Venezuelan Bolivar fuertes (BsF) on January 8, 2010, and the resultant impact to your operations and financial statements. Please expand MD&A in future filings to provide a more comprehensive discussion of your Venezuelan operations that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Disclose the specific amount of BsF-denominated monetary assets and liabilities as of each balance sheet date and provide a break-out of the amounts being remeasured at each exchange rate. Provide this disclosure at a reasonably detailed level; for example, disclose amounts for cash and accounts receivable. Disclose the amount of sales and costs of sales for the Venezuelan operations and separately disclose the amounts denominated in BsF and the U.S. dollar. Please provide us an example of future disclosure.

4. Please tell us whether a parallel market was used to settle U.S. dollar-denominated accounts payable, intercompany amounts or other balances. In future filings please provide a discussion of amounts you have settled at the official rate during the periods presented or, if no amounts have been settled during this time, discuss the most recent settlements. Disclose the amount of Bolivar fuertes pending government approval for settlement at the official rate (and which official rate) and the length of time the request(s) have been pending. Discuss the implications of the current exchange rate system for your operations and cash flows. Please provide us an example of future disclosure.

5. Given the risks presented by currency restrictions discussed on page 43, as well as concern over whether the official rate is reflective of economic reality, it would appear useful to an investor to provide summarized financial information for your Venezuelan operations, including sales, total assets, liabilities and net assets as of the periods presented. Tell us your consideration of providing this disclosure in future filings.

6. In future filings, please discuss your plans to manage the challenges presented by the current exchange rate system. For example, disclose changes in business practices or policies that have occurred or are anticipated to occur in response to the devaluation and the hyperinflationary environment.

13. Total Equity, page 91

7. Please explain why you changed the classification of the mutual fund assets held in Rabbi Trust from available-for-sale to trading securities. Discuss the significant terms of the Deferred Compensation Plan and how they affected your classification of the assets.

17. Commitments and Contingencies, page 100

Other Matters, page 102

8. Please tell us and revise future filings to clarify whether the $236.3 million in "other guarantees" represents the maximum potential amount of future payments you could be required to make under outstanding guarantees. Provide the disclosures required by paragraph 4 of ASC 460-10-50 for all material guarantees or groups of similar guarantees, including the terms of the guarantees, how they arose, the events or circumstances that would require you to perform, the current status, etc.

Definitive Proxy Statement on Schedule 14A

Director Qualifications and Leadership Structure, page 15

9. On page 16, you state, "There are three committees of the Board and each Board member sits on every committee." This statement conflicts with other disclosures throughout your proxy statement indicating that only the independent board members, which would exclude Mr. Kenny, serve on the three committees. Please advise or revise in future filings.

Executive Compensation, page 19

10. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis, page 19
Compensation Component Percentile Table, page 21

11. Please tell us how the estimated percentiles shown in the table align with the guiding principles of your compensation philosophy enumerated on page 19. Please also clarify whether the percentiles in the table represent the target amounts for the various components of compensation, or whether they represent the amounts of actual compensation as compared to amounts paid by the other comparable companies. Please also clarify whether the percentiles in this table are based on the "peer group" companies you refer to or a larger group of comparable companies that includes the peer group, as suggested on page 20. Confirm that you will include similar disclosures in future filings.

12. On page 22, we note your statement that the Compensation Committee reviewed current trend information in setting 2009 pay levels. With a view toward future disclosure, please describe the trend information that the Committee considered. Please also describe the long-term incentive award trends considered.

Annual Incentives, page 23

13. You state, "Award levels at target under the AIP . . . generally reflect the median of the competitive market." However, in the table on page 21, the estimated percentile ranking for three of the five named executive officers is below 30 percent. Please advise.

14. Please clarify supplementally and in future filings what measure or amount the target AIP levels are expressed as a percentage of. For example, do you mean that Mr.Kenny's target AIP award was 110% of his base salary in 2009?

Quantitative Performance Factors, page 24

15. Please tell us how actual performance compared to the performance targets. Additionally, please discuss your reasoning for setting a different return on capital employed performance target for Mr. Siverd than the return on capital employed performance targets set for Mr. Kenny and Mr. Robinson. Confirm that you will provide similar disclosure in future filings.

Long-Term Equity Incentives, page 26

16. We note your statement on page 27 that your long-term equity incentive program is "structured to provide 75% of the expected value in the form of stock options and 25% of the expected value in the form of restricted stock." With a view toward disclosure in future filings, please tell us how you determined these percentages.

Summary Compensation Table, page 31

17. Please tell us why the salaries listed in the table for 2009 are higher than those listed in 2008 when your disclosure on page 23 states that the Compensation Committee decided not to make salary adjustments.

Form 8-K filed May 14, 2010

18. Based on the disclosure in Item 5.07 of your Form 8-K, it appears that shareholders voted to amend your Certificate of Incorporation to declassify the Board and to provide for removal of directors with or without cause. However, Exhibit 3.1 does not appear to reflect these changes. Please advise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, or in her absence, Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief